Registration No. 333-133280
Filed pursuant to Rule 424(b)(3)
PROSPECTUS

9,675,091 Shares
Common Stock

This prospectus is part of a registration statement of Navarre Corporation filed with the Securities and Exchange Commission in connection with a private placement completed by us in March 2006. As part of the private placement, we agreed to register for resale by the selling shareholders the 5,699,998 shares of common stock and 1,596,001 shares of common stock issuable upon exercise of warrants issued in the placement (which number includes 171,000 shares issuable upon the exercise of a warrant issued to our agent in the placement). This prospectus also covers 2,379,092 shares of common stock: 251,606 shares that were previously registered by Registration Statement No. 333-111733 and 2,127,486 shares held by holders who exercised certain registration rights. This prospectus will be used by such persons to sell up to 9,675,091 shares of our common stock. This means:

•	The selling shareholders may sell their shares of common stock from time to time.

•	For information on the methods of sale of the common stock, you should refer to the section of this prospectus entitled “Plan of Distribution” on page 18.

•	Navarre will not receive any of the proceeds from the sale of the shares covered by this prospectus.

•	You should read this prospectus and any prospectus supplement carefully in its entirety before you invest in shares of our common stock.

•	We have agreed to pay the expenses related to the registration and resale of the shares.

Our common stock is currently traded on The NASDAQ Global Market under the symbol “NAVR.” On January 19, 2007, the last reported sale price for our common stock reported on The NASDAQ Global Market was $4.21 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3 FOR CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 22, 2007.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus or as of the earlier date stated with respect to such information, as applicable, regardless of the time of delivery of this prospectus or any sale of the common stock. This document may be used only where it is legal to sell these securities.

Other than in the United States, we have not taken any action or otherwise authorized any action that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for those purposes is required. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus in the United States.

In this prospectus, unless otherwise stated or the context otherwise requires, reference to “the Company,” “Navarre,” “we,” “us,” “our” and similar references refer to Navarre Corporation and its consolidated subsidiaries.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and supplements to this prospectus might contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Essentially all statements, other than statements of historical facts, included in this prospectus and in any prospectus supplements are forward-looking statements. Forward-looking statements involve substantial risks and uncertainties, and our actual results may be significantly different than those expressed in our forward-looking statements. Our forward-looking statements relate primarily to our growth strategies, assessments of trends in our industry, our competitive strengths, adequacy of our financial resources, future revenues, projected costs and prospects. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

You are cautioned not to place undue reliance upon our forward-looking statements. Our actual results, and the outcome of other events identified in forward-looking statements, could differ materially from the expectations disclosed in our forward-looking statements. Although it is not possible to foresee all of the risks we may face and the other factors that may cause actual results to be materially different than those expressed in our forward-looking statements, we have described in “Risk Factors” the risks and factors we believe are most likely to cause our actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, both known and unknown, could cause our actual results to differ materially from those described in our forward-looking statements.

Our forward-looking statements do not reflect all potential effects of future acquisitions, mergers, dispositions, joint ventures or strategic investments we may make, which are difficult to predict and assess. We do not assume any obligation to update or revise any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ABOUT NAVARRE CORPORATION

Overview

Navarre Corporation is a distributor and publisher of physical and digital home entertainment and multimedia products, including PC software, CD audio, DVD video, video games and accessories. Since inception in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam’s Club and CompUSA, and we currently distribute to over 19,000 retail and distribution center locations throughout the United States and Canada. We believe that our established relationships throughout the supply chain, our broad product offering and our distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and to provide access to attractive retail channels for the publishers of such products.

Historically, our business has focused on providing distribution services for third party vendors. Over the past three years, we have expanded our business to include the licensing and publishing of home entertainment and multimedia content, primarily through our acquisitions of publishers in select markets. By expanding our product offerings through such acquisitions, we believe that we can leverage both our sales experience and distribution capabilities to drive increased retail penetration and more effective distribution of such products, and enable content developers and publishers that we acquire to focus more on their core competencies.

Our business is divided into two segments — Distribution and Publishing. Historically, we included a third operating segment titled “other”. The other segment consisted of a variable interest entity, which was deconsolidated in December 2005.

Distribution.  Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent music labels, and independent and major motion picture studios. These vendors provide us with PC software, CD audio, DVD video, and video games and accessories which we, in turn, distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of value-added services including: vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec Corporation, Adobe Systems, Inc., McAfee, Inc., and Dreamcatcher Interactive, Inc. Our digital strategy consists primarily of the sale of independent music titles through online digital music retailers such as iTunes, Napster and Rhapsody. The Company also continues to explore additional digital distribution opportunities for our other product categories.

Publishing.  Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software, CD audio and DVD video titles, and we package, brand, market and sell directly to retailers, third party distributors and our distribution business. Our publishing business currently consists of Encore Software, Inc. (“Encore”), BCI Eclipse Company, LLC (“BCI”), FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together, “FUNimation”). Encore, which we acquired in July 2002, licenses and publishes personal productivity, genealogy, education and interactive gaming PC products, including titles such as Print Shop, Print Master, PC Tool’s Spyware Doctor and Hoyle PC Gaming products. BCI, which we acquired in November 2003, is a provider of niche DVD and video products such as He-man and the Masters of the Universe and in-house produced CDs and DVDs. FUNimation, acquired on May 11, 2005, is a leading animé content provider in the United States and licenses and publishes titles such as Dragon Ball Z, Fullmetal Alchemist, Code Lyoko, Samurai Seven, Burst Angel, Noddy, Yu Yu Hakusho and Degrassi.

Other.  The other segment consists of a variable interest entity (“VIE”), Mix & Burn, Inc. (“Mix & Burn”), included in our consolidated results during the period commencing December 31, 2003, and ending December 31, 2005, in accordance with the provisions of FIN 46(R). Mix & Burn designs and markets digital music delivery services for music and other specialty retailers. During the three months ended December 31, 2005, the Company deconsolidated Mix & Burn, as the Company was no longer deemed to be the primary beneficiary of this VIE.

RISK FACTORS

Risks Relating To Our Business And Industry

We derive a substantial portion of our total net sales from a small group of customers. A reduction in sales to any of these customers could have a material adverse effect on our net sales and profitability.

For the fiscal year ended March 31, 2006, net sales to two customers, Best Buy and Wal-Mart/Sam’s Club accounted for approximately 18% and 12%, respectively, of our total net sales, and, in the aggregate, approximately 30% of our total net sales. For the fiscal year ended March 31, 2005, net sales to two customers, Best Buy and Wal-Mart/Sam’s Club accounted for approximately 19% and 20%, respectively, of our total net sales, and, in the aggregate, approximately 39% of our total net sales. For the fiscal year ended March 31, 2004, net sales to three customers, Best Buy, CompUSA and Sam’s Club, represented approximately 18%, 13% and 11%, respectively, of our total net sales, and, in the aggregate, approximately 42% of our total net sales. We believe that sales to a small group of customers will continue to represent a significant percentage of our total net sales. Substantially all of the products we distribute to these customers are supplied on a non-exclusive basis under arrangements that may be cancelled without cause and upon short notice, and our retail customers generally are not required to make minimum purchases. If we are unable to continue to sell our products to all or any of these customers or are unable to maintain our sales to these customers at current levels and cannot find other customers to replace these sales, there would be an adverse impact on our net sales and profitability. There can be no assurance that we will continue to recognize a significant amount of revenue from sales to any specific customer.

The loss of a significant vendor or manufacturer or a decline in the popularity of its products could negatively affect our product offerings and reduce our net sales and profitability.

A significant portion of our increase in net sales in recent years has been due to increased sales of PC software provided by software publishers such as Symantec Corporation, Roxio, Inc., Adobe Systems Inc., McAfee, Inc. and Dreamcatcher Interactive, Inc. During the fiscal years ended March 31, 2006, 2005 and 2004, each of these publishers accounted for more than $5.0 million in net sales. The largest of these is due to sales under our agreement with Symantec which accounted for approximately $86.9 million, $91.0 million and $51.0 million in net sales for the fiscal years ended March 31, 2006, 2005 and 2004, respectively. While we have agreements in place with each of these parties, such agreements generally are short-term agreements that may be cancelled without cause and upon short notice; they generally cover the right to distribute in the United States and Canada; they do not restrict the publishers from distributing their products through other distributors or directly to retailers; and they do not guarantee product availability to us for distribution. These agreements allow us to purchase the publishers’ products at a reduced wholesale price and to provide various distribution and fulfillment services in connection with the publishers’ products. If we were to lose our right to distribute products of any of the above PC software publishers or the popularity of such product were to decrease, our net sales and profitability would be adversely impacted.

Our future growth and success depends partly upon our ability to procure and renew popular product distribution agreements and to sell the underlying products. There can be no assurance that we will enter into new distribution agreements or that we will be able to sell products under existing distribution agreements. Further, our current distribution agreements may be terminated on short notice. The loss of a significant vendor could negatively affect our product offerings and, accordingly, our net sales. Similarly, a decrease in customer demand for such products could negatively affect our net sales.

The loss of our founder could affect the depth, quality and effectiveness of our management team. In addition, if we fail to attract and retain qualified personnel, the depth, quality and effectiveness of our management team and employees could be negatively affected.

Eric H. Paulson, our Chief Executive Officer and founder, has been with us since our inception in 1983. Mr. Paulson’s employment agreement currently extends through March 31, 2007, and the loss of or change in Mr. Paulson’s services, or the failure to execute a smooth transition plan could negatively affect the operation of the business.

Our ability to enhance and develop markets for our current products and to introduce new products to the marketplace also depends on our ability to attract and retain qualified management personnel. We compete for such personnel with other companies and organizations, many of which have substantially greater capital resources and name recognition than we do. If we are not successful in recruiting or retaining such personnel, it could have a material adverse effect on our business.

We may not be able to sustain the recent growth in our publishing segment.

Our publishing business has grown significantly over the past three fiscal years. Our discussions of changes in financial position and results of operations of this business may not be indicative of future performance, and this segment’s financial results may significantly vary in future quarters.

We could encounter difficulties in the operation of this segment that could negatively affect its financial condition and results of operation. Accordingly, there is no assurance that we will be able to continue to grow this segment of our business. Investors should not rely on the past performance of our publishing segment as an indicator of our future growth, and there can be no assurance that we will be able to successfully implement our publishing growth strategy.

Our business is seasonal and variable in nature and, as a result, the level of sales and payment terms during our peak season could adversely affect our results of operations and liquidity.

Traditionally, our third quarter (October 1-December 31) has accounted for our largest quarterly revenue figures and a substantial portion of our earnings. Our third quarter accounted for approximately 31.2%, 30.6% and 32.1% of our net sales for the fiscal years ended March 31, 2006, 2005 and 2004. As a distributor of products ultimately sold to consumers, our business is affected by the pattern of seasonality common to other suppliers of retailers, particularly during the holiday season. Because of this seasonality, if we or our customers experience a weak holiday season or if we provide extended payment terms for sales during the holiday season or determine to increase our inventory levels to meet anticipated retail customer demand, our financial results and liquidity or could be negatively affected. In addition, our borrowing levels and inventory levels can increase substantially during this time. For example, during the 2004 holiday season, we increased our inventory of certain PC software products to satisfy potential retail customer demand for such products, which temporarily caused our inventory and borrowing levels to be higher than usual. In addition to seasonality issues, other factors contribute to the variability of our revenues and cash flows in our business segments on a quarterly basis. These factors include:

•	the popularity of the pre-recorded music, DVD and PC software titles released during the quarter;

•	product marketing and promotional activities;

•	the opening and closing of retail stores by our major customers;

•	the extension, termination or non-renewal of existing distribution agreements and licenses; and

•	general economic changes affecting the buying pattern of retailers, particularly those changes affecting consumer demand for home entertainment products and PC software.

Pending litigation or regulatory inquiry may subject us to significant litigation costs, judgments or penalties and could divert management attention.

We are involved in a number of litigation matters, including shareholder class action suits and derivative suits, as well as an informal inquiry by the U.S. Securities and Exchange Commission. Irrespective of the validity of the assertions made in these suits or the positions asserted in these proceedings or any final resolution in these matters, we could incur substantial costs and management’s attention could be diverted, which could adversely affect our business, financial condition or operating results.

A substantial portion of FUNimation’s revenues typically derive from a small number of licensed properties and a small number of licensors and FUNimation’s content is highly concentrated in the anime genre.

FUNimation derives a substantial portion of its revenues from a small number of properties and such properties usually generate revenues only for a limited period of time. Additionally, FUNimation’s content is concentrated in the animé sector and its revenues are highly subject to the changing trends in the toy, game and entertainment businesses. In particular, one licensed property accounted for $9.7 million, or 27% of FUNimation’s net sales for the fiscal year ended March 31, 2006. FUNimation’s revenues may fluctuate significantly from year to year due to, among other reasons, the popularity of its licensed properties and the timing of entering into new licensing contracts.

During the fiscal year ended March 31, 2006, 61% of FUNimation’s revenues were derived from sales of products under multiple licensing arrangements with three licensors. The loss of any of these licensing relationships could have a material negative effect on FUNimation’s revenues.

FUNimation’s revenues are substantially dependent on television exposure for its licensed properties.

The ability for certain animé and children’s entertainment content to gain television exposure is an important promotional vehicle for home video sales and licensing opportunities. To the extent that FUNimation’s content is not able to gain television exposure, sales of these products could be limited. Similarly, demand for properties broadcast on television generally is based on television ratings. In addition, FUNimation does not own the broadcast rights for some of its properties, so it depends on third parties to secure or renew broadcast rights for such content. A decline in television ratings or programming time of FUNimation’s licensed properties could adversely affect FUNimation’s revenues.

FUNimation’s revenues are dependent on consumer preferences and demand.

FUNimation’s business and operating results depend upon the appeal of its properties, product concepts and programming to consumers, including the popularity of animé in the United States market and trends in the toy, game and entertainment businesses. A decline in the popularity of its existing properties or the failure of new properties and product concepts to achieve and sustain market acceptance could result in reduced overall revenues, which could have a material adverse effect on FUNimation’s business, financial condition and results of operations. Consumer preferences with respect to entertainment are continuously changing and are difficult to predict and can vary from months to years and entertainment properties often have short life cycles. There can be no assurances that:

•	any of FUNimation’s current properties, product concepts or programming will continue to be popular for any significant period of time;

•	any new properties, product concepts or programming FUNimation represents or produces will achieve an adequate degree of popularity; or

•	any property’s life cycle will be sufficient to permit FUNimation to profitably recover advance payments, guarantees, development, marketing, royalties and other costs.

FUNimation’s failure to successfully anticipate, identify and react to consumer preferences could have a material adverse effect on FUNimation’s revenues, profitability and results of operations. In addition, changes in consumer preferences may cause its revenues and net income to vary significantly between comparable periods.

If we fail to meet our significant working capital requirements or if our working capital requirements increase substantially, our business and prospects could be adversely affected.

As a distributor and publisher, we purchase and license products directly from manufacturers and content developers for resale to retailers. As a result, we have significant working capital requirements, principally to acquire inventory, procure licenses and finance accounts receivable. Our working capital needs will increase as our inventory, licensing activities and accounts receivable increase in response to our growth. In addition, license advances, prepayments to enhance margins, investments, and inventory increases to meet customer requirements could increase our working capital needs. The failure to obtain additional financing or maintain working capital credit facilities on reasonable terms in the future could adversely affect our business. In addition, if the cost of financing is too expensive or not available, it could require a reduction in our distribution or publishing activities.

We rely upon bank borrowings to fund our general working capital needs and it may be necessary for us to secure additional financing in the future depending upon the growth of our business and the possible financing of additional acquisitions. If we were unable to borrow under our credit facility or otherwise unable to secure sufficient financing on acceptable terms or at all, our future growth and profitability could be adversely affected.

Product returns or inventory obsolescence could reduce our sales and profitability or negatively impact our liquidity.

We maintain a significant investment in product inventory. Like other companies operating in our industry, product returns from our retail customers are significant when expressed as a percentage of revenues. Adverse financial or other developments with respect to a particular supplier or product could cause a significant decline in the value and marketability of our products, possibly making it difficult for us to return products to a supplier or recover our initial product acquisition costs. Under such circumstances, our sales and profitability, including our liquidity, could be adversely affected. We maintain a sales return reserve based on historical product line experience rates. There can be no assurance that our reserves will be adequate to cover potential returns.

We are subject to the risk that our inventory values may decline due to, among other things, changes in demand and that protective terms under our supplier agreements may not adequately cover the decline in values, which could result in lower gross margins or inventory write-downs.

The demand for products that we sell and distribute is subject to rapid technological change, new and enhanced product specification requirements, consumer preferences and evolving industry standards. These changes may cause our inventory to decline substantially in value or to become obsolete which may occur in a short period of time. We generally are entitled to receive a credit from certain suppliers for products returned to us based upon the terms and conditions with those suppliers, including maintaining a minimum level of inventory of their products and limitations on the amount of product that can be returned and/or restocking fees. If major suppliers decrease or eliminate the availability of price protection or inventory returnability to us, such a change in policy could lower our gross margins or cause us to record inventory write-downs. We are also exposed to inventory risk to the extent that supplier protections are not available on all products or quantities and are subject to time restrictions. In addition, suppliers may become insolvent and unable to fulfill their protection obligations to us. As a result, these policies do not protect us in all cases from declines in inventory value or product demand. We offer no assurance that price protection or inventory returnability terms may not change or be eliminated in the future, that unforeseen new product developments will not materially adversely affect our revenues or profitability or that we will successfully manage our existing and future inventories.

In our publishing business, prices could decline due to decreased demand and, therefore, there may be greater risk of declines in inventory value. To the extent that our publishing business has not properly reserved for inventory exposure or price reductions needed to sell remaining inventory, our profitability may suffer.

We have significant credit exposure and negative trends or other factors could cause us significant credit loss.

We provide credit to our customers for a significant portion of our net sales. During the holiday season, certain of our retail customers may request and be granted extended payment terms. Extended terms could require additional borrowings under our credit facilities. We are subject to the risk that our customers will not pay for the products they have purchased. This risk may increase if our customers experience decreases in demand for their products and services or become less financially stable due to adverse economic conditions or otherwise. If there is a substantial deterioration in the collectibility of our receivables, our earnings and cash flows could be adversely affected.

In addition, from time to time, we may make royalty advances, or loans to, or invest in, other businesses. These business or investment opportunities may not be successful, which could result in the loss of our invested capital.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a decrease in net sales, which may cause our profitability to suffer.

A significant portion of selling, general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant downturn in net sales, we may not be able to exit facilities, reduce personnel, improve business processes, reduce inventory or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Additionally, if management is not be able to implement such actions in a timely manner or at all to offset a shortfall in net sales and gross profit, our profitability would suffer.

Our distribution and publishing businesses operate in highly competitive industries and compete with large national firms. Further competition, among other things, could reduce our sales volume and margins.

The business of distributing home entertainment and multimedia products is highly competitive. Our competitors in the distribution business include other national and regional distributors as well as suppliers that sell directly to retailers. These competitors include the distribution affiliates of Time-Warner, Sony/BMG Music Entertainment, EMI, Ingram Micro and Tech Data Corporation. Our competitors in the publishing business include both independent national publishers as well as large international firms. These competitors include Ventura, Madacy, Direct Source, Platinum Image, Topics, Vivendi and Buena Vista. Certain of our competitors have substantially greater financial and other resources than we have. Our ability to compete effectively in the future depends upon a number of factors, including our ability to:

•	obtain exclusive national distribution contracts and licenses with independent music labels and manufacturers;

•	obtain proprietary publishing rights with various rights holders and brand owners;

•	maintain our margins and volume;

•	expand our sales through a varied range of products and personalized services;

•	anticipate changes in the marketplace including technological developments and consumer interest in our proprietary products; and

•	maintain operating expenses at an appropriate level.

Our failure to perform one or more of these tasks adequately may materially harm our business.

In addition, FUNimation’s business depends upon its ability to procure and renew agreements to license certain rights for attractive titles on favorable terms. Competition for attractive children’s animé and children’s entertainment content and television broadcasting slots is intense. FUNimation’s principal competitors in the animé sector are media companies such as AD Vision, 4Kids Entertainment, VIZ and Geneon and Japanese rights holders operating in the United States. FUNimation also competes with various toy companies, other licensing companies, numerous others acting as licensing representatives and large media companies such as Disney and Time Warner. Many of FUNimation’s competitors have substantially greater resources than FUNimation and own or license properties which are more commercially successful than FUNimation’s properties. There are low barriers to enter the licensing and brand management business and therefore there is potential for new competitors to enter the market.

Competition in the home entertainment and multimedia products industries is intense and is often based on price. Distributors generally experience low gross profit margins and operating margins. Consequently, our distribution profitability is highly dependent upon achieving effective cost and management controls and maintaining sales volumes. A material decrease in our gross profit margins or sales volumes would harm our financial results.

We depend on third party shipping and fulfillment companies for the delivery of our products.

We rely almost entirely on arrangements with third party shipping and fulfillment companies, principally UPS and Federal Express, for the delivery of our products. The termination of our arrangements with one or more of these third party shipping companies, or the failure or inability of one or more of these third party shipping companies to deliver products on a timely basis from suppliers to us, or products from us to our reseller customers or their end-user customers, could disrupt our business and harm our reputation and net sales. Furthermore, an increase in amounts charged by these shipping companies could negatively affect our gross margins and earnings.

We depend on a variety of systems for our operations, and a failure of these systems could disrupt our business and harm our reputation and net sales and negatively impact our results of operations.

We depend on a variety of systems for our operations. Certain of these systems are operated by third parties and their performance may be outside of our control. These systems support our operating functions, including inventory management, order processing, shipping, receiving and accounting. Any failures or significant downtime in our systems could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information.

From time to time we may acquire other businesses having information systems and records, which may be converted and integrated into our information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because our information systems are comprised of a number of legacy, internally-developed applications, they can be harder to upgrade and may not be adaptable to commercially available software. As our needs for technology evolve, we may experience difficulty or significant cost in upgrading or significantly replacing our systems.

We also rely on the Internet for a portion of our orders and information exchanges with our customers. The Internet and individual websites can experience disruptions and slowdowns. In addition, some websites have experienced security breakdowns. Our website could experience material breakdowns, disruptions or breaches in security. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or suppliers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our customers and suppliers from accessing information. This could cause us to lose business.

We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of our products and services. Although we seek to enhance our customer information systems by adding new features, we offer no assurance that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.

Technology developments, particularly in the electronic downloading arena, may adversely affect our net sales, margins and results of operations.

Home entertainment products have traditionally been marketed and delivered on a physical delivery basis. If, in the future, these products are increasingly marketed and delivered through technology transfers, such as electronic downloading through the Internet or similar delivery methods, then our retail and wholesale distribution business could be negatively impacted. As electronic downloading grows through Internet retailers, competition between suppliers to electronic retailers in traditional ways will intensify and likely negatively impact our net sales and margins. Furthermore, we may be required to spend significant capital to enter or participate in this delivery channel. If we are unable to develop necessary vendor and customer relationships to facilitate electronic downloading or if the terms of these arrangements differ from those related to our physical product sales, our business may be materially harmed.

We may not be successful in implementing our acquisition strategy, and future acquisitions could result in disruptions to our business by, among other things, distracting management time and diverting financial resources. Further, if we are unsuccessful in integrating acquired companies into our business, it could materially and adversely affect our financial condition and operating results.

One of our growth strategies is the acquisition of complementary businesses. We may not be able to identify suitable acquisition candidates or, if we do, we may not be able to make such acquisitions on commercially acceptable terms or at all. If we make acquisitions, a significant amount of management’s time and financial resources may be required to complete the acquisition and integrate the acquired business into our existing operations. Even with this investment of management time and financial resources, an acquisition may not produce the revenue, earnings or business synergies anticipated. Acquisitions involve numerous other risks, including assumption of unanticipated operating problems or legal liabilities, problems integrating the purchased operations, technologies or products, diversion of management’s attention from our core businesses, adverse effects on existing business relationships with suppliers and customers, incorrect estimates made in the accounting for acquisitions and amortization of acquired intangible assets that would reduce future reported earnings (goodwill impairments), ensuring acquired companies’ compliance with the requirements of the Sarbanes-Oxley Act of 2002 and potential loss of customers or key employees of acquired businesses. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures they will be completed in a timely manner or achieve anticipated synergies, that they will be structured or financed in a way that will enhance our business or creditworthiness or that they will meet our strategic objectives or otherwise be successful. In addition, we may not be able to secure the financing necessary to consummate future acquisitions, and future acquisitions and investments could involve the issuance of additional equity securities or the incurrence of additional debt, which could harm our financial condition or creditworthiness.

Increased counterfeiting or piracy may negatively affect the demand for our home entertainment products.

The recorded music and motion picture industries have been adversely affected by counterfeiting of audiocassettes, CDs and DVDs, piracy and parallel imports, and also by websites and technologies that allow consumers to illegally download and access music and video. Increased proliferation of these alternative access methods to these products could impair our ability to generate net sales and could cause our business to suffer.

We may not be able to successfully protect our intellectual property rights.

We rely on a combination of copyright, trademark and other proprietary rights laws to protect the intellectual property we license. Third parties may try to challenge the ownership by us or our licensors of such intellectual property. In addition, our business is subject to the risk of third parties infringing on our intellectual property rights or those of our licensors and producing counterfeit products. We may need to resort to litigation in the future to protect our intellectual property rights or those of our licensors, which could result in substantial costs and diversion of resources and could have a material adverse effect on our business and competitive position.

Interruption of our business or catastrophic loss at any of our facilities could lead to a curtailment or shutdown of our business.

We receive, manage and distribute our inventory from a centralized warehouse and distribution facility that is located adjacent to our corporate headquarters. An interruption in the operation of or in the service capabilities at this facility or our separate returns processing center as a result of equipment failure or other reasons could result in our inability to distribute products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage at such facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers and our relationship with such customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, violent weather conditions or other natural disasters. We may experience a shutdown of our facilities or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

Future terrorist or military actions could result in disruption to our operations or loss of assets, in certain markets or globally.

Future terrorist or military actions, in the U.S. or abroad, could result in destruction or seizure of assets or suspension or disruption of our operations. Additionally, such actions could affect the operations of our suppliers or customers, resulting in loss of access to products, potential losses on supplier programs, loss of business, higher losses on receivables or inventory, or other disruptions in our business, which could negatively affect our operating results. We do not carry insurance covering such terrorist or military actions, and even if we were to seek such coverage and such coverage were available, the cost likely would not be commercially reasonable.

Legislative actions, higher director and officer insurance costs and potential new accounting pronouncements are likely to cause our general and administrative expenses to increase and impact our future financial condition and results of operations.

In order to comply with the Sarbanes-Oxley Act of 2002, as well as changes to the NASDAQ listing standards and rules adopted by the Securities and Exchange Commission, we have been required to strengthen our internal controls, hire additional personnel and retain additional legal, accounting and advisory services, all of which have caused and could continue to cause our general and administrative costs to increase. In addition, insurers have increased and could continue to increase premiums for our directors’ and officers’ insurance policies.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These principles are subject to interpretation by various governing bodies, including the FASB, the Public Company Accounting Oversight Board (the “PCAOB”), and the SEC, who create and interpret appropriate accounting standards. A change from current accounting standards could have a significant adverse effect on our results of operations.

Any material weakness or significant deficiency in our internal controls may adversely affect our ability to report our financial results on a timely and accurate basis.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their internal control structure and procedures over financial reporting. In addition, our independent auditors must report on management’s evaluation as well as evaluate our internal control structure and procedures. As we disclosed in our “Management’s Report on Internal Control over Financial Reporting” set forth in Part II, Item 9A “Controls and Procedures” of our Annual Report on Form 10-K for the period ended March 31, 2005 and our discussion of “Internal Control over Financial Reporting” set forth in Part I, Item 4 “Controls and Procedures” of our quarterly filings on Form 10-Q and 10-Q/A for the periods ended June 30, 2005 and September 30, 2005, we concluded that our internal controls over financial reporting were not effective based on applicable evaluation criteria as of the end of these periods as a result of our identification of “material weaknesses” (as defined by the Public Company Accounting Oversight Board in its Auditing Standard No. 2, “An Audit of Internal Control over Financial Reporting Performed in Conjunction with an Audit of Financial Statements”). These material weaknesses related to the Company not maintaining effective controls over the accounting for certain compensation and severance arrangements, not maintaining effective controls over the accounting for income taxes and not maintaining effective controls over the identification and determination of appropriate accounting treatment for certain business relationships it had with entities that were variable interest entities under Financial Accounting Standards Board Interpretation Number 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46(R)). Although the Company believes it has remediated the stated material weaknesses in internal controls over financial reporting and strengthened its controls and procedures, if any of these efforts prove ineffective or if any additional material weaknesses are identified in the future, we may not be able to address these issues in a timely or efficient manner and our ability to report our financial results on a timely and accurate basis may be adversely affected.

Risks Relating to Indebtedness

The level of our indebtedness could adversely affect our financial condition.

We have significant debt service obligations. As of September 30, 2006, our total indebtedness under our credit agreement is $77.6 million. We also have the ability to borrow an additional $25.0 million under this credit agreement.

The level of our indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•	restrict us from making strategic acquisitions, acquiring new content or exploring other business opportunities;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	limit our flexibility in planning for, or reacting to, changes in our business and industry.

Our outstanding indebtedness bears interest at variable rates. Any increase in interest rates will reduce funds available to us for our operations and future business opportunities and will adversely affect our leveraged capital structure.

Our debt service requirements will be impacted by changing interest rates. Of our $77.6 million in debt outstanding at September 30, 2006, $24.6 million is subject to variable interest rates, as the remaining portion is covered by an interest rate swap. A 100-basis point change in LIBOR would cause our projected annual interest expense to change by approximately $246,000. The fluctuation in our debt service requirements, in addition to interest rate changes, may be impacted by future borrowings under our credit facility or other alternative financing arrangements.

We may be unable to generate sufficient cash flow to service our debt obligations.

Our ability to make payments on and to refinance our indebtedness and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future, which is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors that are beyond our control. Additionally, if the interest rate swap is removed or principal payments are made early, additional expense may be incurred.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit agreement in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.

We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in our credit agreement or other outstanding indebtedness; and

•	other factors, including the condition of the financial markets or the distribution and publishing markets.

As a result, we may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our current indebtedness level.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our credit facility contains restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. Our revolving working capital credit facility provided pursuant to a credit agreement, permits total borrowings of up to an additional $25.0 million. In addition, our credit agreement will not prevent us from incurring certain other obligations. If we and our subsidiaries incur additional indebtedness or other obligations, the related risks that we and they face could be magnified.

Our credit agreement contains significant restrictions that limit our operating and financial flexibility.

Our credit agreement requires us to maintain specified financial ratios and we may be unable to meet such ratios. All of these restrictions may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case we may not be able to repay all of our indebtedness.

Risks Relating to Our Common Stock

Our common stock price has been volatile. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable.

The market price of our common stock has fluctuated significantly. We believe factors such as the market’s acceptance of our products and the performance of our business relative to market expectations, as well as general volatility in the securities markets, could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets have experienced price and volume fluctuations, resulting in changes in the market prices of the stock of many companies, which may not have been directly related to the operating performance of those companies. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable. During the period from April 1, 2005 to September 30, 2006, the last reported price of our common stock as quoted on the NASDAQ Global Market ranged from a low of $3.30 to a high of $9.21.

The exercise of outstanding warrants and options may adversely affect our stock price.

Our stock option plans authorize the issuance of options to purchase 7.7 million shares of our common stock. As of September 30, 2006, options and warrants to purchase 4,686,701 shares of our common stock were outstanding. Approximately 2,690,500 options and warrants were exercisable as of September 30, 2006. Warrants totaling 1,596,001 were issued in connection with the private placement completed in March 2006, and are not exercisable at September 30, 2006. Our outstanding options and warrants are likely to be exercised at a time when the market price for our common stock is higher than the exercise prices of the options and warrants. If holders of these outstanding options and warrants sell the common stock received upon exercise, it may have a negative effect on the market price of our common stock.

Our anti-takeover provisions, our ability to issue preferred stock and our staggered board may discourage takeover attempts that could be beneficial for our shareholders.

We are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act, which may have the effect of limiting third parties from acquiring significant amounts of our common stock without our approval. These laws, among others, may have the effect of delaying, deferring or preventing a third party from acquiring us or may serve as a barrier to shareholders seeking to amend our articles of incorporation or bylaws. Our articles of incorporation also permit us to issue preferred stock, which could allow us to delay or block a third party from acquiring us. The holders of preferred stock could also have voting and conversion rights that could adversely affect the voting power of the holders of the common stock. Finally, our articles of incorporation and bylaws divide our board of directors into three classes that serve staggered, three-year terms. Each of these factors could make it difficult for a third party to effect a change in control of us. As a result, our shareholders may lose opportunities to dispose of their shares at the higher prices typically available in takeover attempts or that may be available under a merger proposal.

In addition, these measures may have the effect of permitting our current directors to retain their positions and place them in a better position to resist changes that our shareholders may wish to make if they are dissatisfied with the conduct of our business.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our credit facility. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates and you sell your shares at a profit.

Our directors may not be held personally liable for certain actions, which could discourage shareholder suits against them.

Minnesota law and our articles of incorporation and bylaws provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of us against a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law.

Other Risks

We operate a large business in a continually changing environment that involves numerous risks and uncertainties. It is not reasonable for us to itemize all of the factors that could affect us and/or the products and services distribution industry or the publishing industry as a whole. Future events that may not have been anticipated or discussed here could adversely affect our business, financial condition, results of operations or cash flows.

Thus, the foregoing is not a complete description of all risks relevant to our future performance, and the foregoing risk factors should be read and understood together with and in the context of similar discussions which may be contained in the documents that we file with the SEC in the future. We undertake no obligation to release publicly any revision to the foregoing or any update to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

USE OF PROCEEDS

Although we may receive cash proceeds from the exercise of warrants related to the issuance of common stock covered by this prospectus, we will not receive any proceeds from the periodic sales, if any, of the common stock covered by this prospectus.

DIVIDEND POLICY

We currently intend to retain all of our earnings to finance our operations, repay any outstanding indebtedness and fund our future growth. We do not expect to pay any dividends on our common stock for the foreseeable future.

SELLING SHAREHOLDERS

This prospectus covers offers and sales of 9,675,091 shares of our common stock by the selling shareholders identified below. 5,699,998 of the shares were sold by us to the selling shareholders in March 2006 in a private placement (the “2006 PIPE”) at a price of $3.50 per share, and 1,596,001 shares that may be acquired upon exercise of warrants at $5.00 per share issued in connection with the placement (which number includes 171,000 shares that may be acquired at $5.00 per share, upon the exercise of a warrant issued to our placement agent). Thus, the total number of shares sold under the 2006 PIPE was 7,295,999. In addition to the 7,295,999 shares sold pursuant to the 2006 PIPE, this prospectus also covers 2,379,092 shares of common stock pursuant to various registration rights granted in connection with three transactions: (i) 251,606 shares that were previously registered by Registration Statement No. 333-111733 in connection with a private placement conducted in December of 2003 (the “2003 PIPE”); (ii) 1,827,486 shares held by shareholders who exercised certain registration rights granted in connection with the FUNimation acquisition; and (iii) 300,000 shares exercised by Michael Bell, the Chief Executive Officer of Encore, in connection with the Company’s acquisition of equity interests in Encore. Thus, the 7,295,999 shares sold pursuant to the 2006 PIPE combined with the 2,379,092 shares purchased in connection with the grants registration rights from three separate transactions result in an aggregate total of 9,675,091 shares of our common stock covered by this prospectus.

The table below identifies the selling shareholders and shows the numbers of shares of common stock beneficially owned by each of the selling shareholders before and after this offering, and the numbers of shares offered for resale by each of the selling shareholders. In addition, the origin of each selling shareholder’s shares is noted below with letters A-D, as each is more fully described in the corresponding footnote. However, our registration of these shares does not necessarily mean that any selling shareholder will sell all or any of their shares of common stock. Still, the “Shares Beneficially Owned After Offering” columns in the table assume that all shares covered by this prospectus will be sold by the selling shareholders and that no additional shares of common stock will be bought or sold by any selling shareholder. No estimate can be given as to the number of shares that will be held by the selling shareholders after completion of this offering because the selling shareholders may offer some or all of the shares and, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares.

The following table sets forth the name of each selling shareholder, and if applicable, the nature of any position, office, or other material relationship which the selling shareholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such shareholder prior to the offering, the amount being offered for the shareholder’s account and the amount to be owned by such shareholders after completion of the offering.

We prepared this table based on information supplied to us by the selling shareholders and our placement agent. We have not sought to verify such information. Additionally, the selling shareholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling shareholders may also change over time.

	Shares Beneficially Owned Before Offering(1)(2)				Shares Beneficially Owned After Offering(1)
		Shares Upon
		Exercise of
Beneficial Owner	Shares	Warrants	Total	Percent	Number	Percent

Alydar Fund, L.P.(3) — A	2,250	—	2,250	*	—	*
Alydar Fund, Ltd.(3) — A	8,965	—	8,965	*	—	*
Alydar QP Fund, L.P.(3) — A	13,785	—	13,785	*	—	*
Michael Bell(4) — B	300,000	—	300,000	1.0%	—	*
Robert Brennan(5) — C	18,648	—	18,648	*	—	*
Burguete Investment Partnership(6) — A, D	275,000	62,500	337,500	*	—	*
Capital Ventures International(7) — D	300,000	75,000	375,000	1.0%	—	*
Allen Cocanougher(5) — C	372,957	—	372,957	1.0%	—	*
Daniel Cocanougher(5)(8)(9) — C	372,957	—	372,957	1.0%	—	*
Danielle M. Cocanougher(5)(9)(10) — C	46,619	—	46,619	*	—	*
Ellen Cocanougher(5)(9)(10) — C	46,619	—	46,619	*	—	*
Jennifer B. Cocanougher(5) — C	46,619	—	46,619	*	—	*
Robert Cocanougher(5)(10) — C	372,957	—	372,957	1.0%	—	*

	Shares Beneficially Owned Before Offering(1)(2)				Shares Beneficially Owned After Offering(1)
		Shares Upon
		Exercise of
Beneficial Owner	Shares	Warrants	Total	Percent	Number	Percent

Robert A. Cocanougher, Jr.(5)(8) — C	46,619	—	46,619	*	—	*
Craig-Hallum Partners, L.P. (11) — D	300,000	75,000	375,000	1.0%	—	*
Craig-Hallum Capital Group, LLC (12) — D	—	171,000	171,000	*	—	*
Cindy Fukunaga(5)(13) — C	18,648	—	18,648	*	—	*
Gen Fukunaga(5)(13) — C	466,195	—	466,195	1.3%	—	*
Jon D. Gruber and Linda W. Gruber (14)(15) — A	10,526	—	10,526	*	—	*
Jon D. Gruber and Linda W. Gruber Trust (15) — D	50,000	12,500	62,500	*	—	*
Gruber & McBaine International (15)(16) — A, D	121,053	25,000	146,053	*	—	*
HHMI Investments, L.P. (17) — D	49,486	12,372	61,858	*	—	*
Iroquois Master Fund Ltd. (18) — D	285,714	71,429	357,143	1.0%	—	*
Lagunitas Partners, L.P. (15)(19) — A, D	363,158	75,000	438,158	1.2%	—	*
J. Patterson McBaine (15)(20) — A, D	60,526	12,500	73,026	*	—	*
Merrill Lynch as Custodian FBO
Jeffrey A. Sowada IRA (21) — D	100,000	25,000	125,000	*	—	*
Millennium Partners, L.P. (22) — D	350,000	87,500	437,500	1.2%	—	*
Pleiades Investment Partners — R, L.P. (23) — D	109,799	27,450	137,249	*	—	*
Potomac Capital International, Ltd. (24) — D	94,514	23,629	118,143	*	—	*
Potomac Capital Partners, LP (24) — D	152,829	38,207	191,036	*	—	*
Dennis L. Senneseth (25) — A	37,500	—	37,500	*	—	*
SF Capital Partners, Ltd. (26) — A, D	1,449,914	357,143	1,807,057	5.0%	—	*
SRB Greenway Capital, L.P. (27) — D	64,600	16,150	80,750	*	—	*
SRB Greenway Capital (QP), L.P. (28) — D	506,829	126,707	633,536	1.8%	—	*
Tracer Capital Offshore Fund Ltd. (29) — D	550,869	137,717	688,586	1.9%	—	*
Tracer Capital Partners L.P. (29) — D	15,629	3,907	19,536	*	—	*
Tracer Capital Partners QP L.P. (29) — D	233,502	58,376	291,878	*	—	*
Walker Smith Capital, L.P. (30) — D	15,428	3,857	19,285	*	—	*
Walker Smith International Fund, Ltd. (31) — D	132,743	33,186	165,929	*	—	*
Walker Smith Capital (QP), L.P. (32) — D	88,057	22,014	110,071	*	—	*
Barry Watson (33) — C	18,648	—	18,648	*	—	*
WBL Limited Partnership (21) — A	19,079	—	19,079	*	—	*
Wedbush Morgan Securities as Custodian FBO Jeffrey A. Sowada IRA (21)(34) — A	18,421	—	18,421	*	—	*
Whitebox Intermarket Partners LP (35) — D	171,428	42,857	214,285	*	—	*
TOTALS:	8,079,090	1,596,001	9,675,091

*	Less than one percent.

The following footnotes indicate the origin of each selling shareholder’s acquisition of shares. Where the shares of a selling shareholder have multiple origins, the amounts remaining unsold (not including warrants) are broken out and identified in the corresponding numbered footnote(s).

A.	Shares were acquired pursuant to the 2003 PIPE.

B.	Shares were acquired in connection with the Company’s acquisition of equity interests in Encore from Michael Bell.

C.	Shares were acquired by shareholders who exercised certain registration rights granted in connection with the FUNimation acquisition.

D.	Shares were acquired pursuant to the 2006 PIPE.

(1)	Each person has sole voting and sole dispositive power with respect to all outstanding shares, except as noted. Each selling shareholder purchased the shares in the ordinary course of its business and for its own account for investment only, has no arrangement or understanding with any other persons regarding the distribution of the shares and has no present intent of distributing the shares.

(2)	Based on 35,866,495 shares outstanding November 3, 2006, inclusive of the 2006 PIPE shares, but assuming no exercise of warrants.

(3)	Mr. John A. Murphy, as the managing member of Alydar Capital, LLC (the investment manager of the Alydar Fund, L.P., Alydar Fund, Ltd. and Alydar QP Fund, L.P. entities), may also be deemed to have investment and voting power over the shares of Navarre held by Alydar Fund, L.P., Alydar Fund, Ltd. and Alydar QP Fund, L.P. See also Note A.

(4)	Michael Bell is the Chief Executive Officer of Encore. See also Note B.

(5)	All shares acquired in connection with the FUNimation acquisition. See also Note C.

(6)	Mr. James J. Tiampo, as President of Verbier Management Corp., the investment manager and general partner of Burguete Investment Partnership, L.P., may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Burguete Investment Partnership, L.P. 250,000 shares were acquired pursuant to the 2006 PIPE and 25,000 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 275,000 shares. See also Notes A and D.

(7)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares. See also Note D.

(8)	Daniel Cocanougher is the Executive Vice President of FUNimation and is the custodian for Robert A. Cocanougher, Jr., a minor, and as such may be deemed to have beneficial ownership over shares held by Robert A. Cocanougher, Jr. See also Note C.

(9)	Daniel Cocanougher and his wife Julie, each own 35% of DCJC Ltd., a family limited partnership, with their daughters Danielle and Ellen Cocanougher, who each own 15% of DCJC Ltd. DCJC Ltd. owns 110,000 shares of Company common stock, which shares are not reflected in their share ownership, and such shares are not being registered pursuant to this registration statement. See also Note C.

(10)	Prior to the acquisition by the Navarre, Robert Cocanougher was the Z Store Business and Operations Vice President of FUNimation, and is the custodian for Danielle M. and Ellen Cocanougher, all minors, and as such may be deemed to have beneficial ownership over shares held by them. See also Note C.

(11)	Kevin P. Harris, is the managing member of Craig-Hallum Management LLC which is the general partner of Craig-Hallum Partners LP. As such, Mr. Harris may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Craig-Hallum Partners LP. The shares acquired by Craig-Hallum Partners LP were acquired in the ordinary course of business, and, at the time of purchase of the securities to be sold, Craig-Hallum Partners LP did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. Craig-Hallum Partners LP is affiliated with one or more registered broker-dealers. See also Note D.

(12)	The shares to be sold by Craig-Hallum Capital Group LLC may be acquired upon the exercise of warrants issued to Craig-Hallum Capital Group LLC in connection with their acting as placement agent in connection with the private placement transaction completed by us in March 2006. Bradley W. Baker, President, John L. Flood, Chairman and Patricia S. Bartholomew, Secretary and General Counsel of Craig-Hallum Capital Group LLC share voting and investment power over the shares listed. Craig-Hallum Capital Group LLC is a registered broker-dealer. See also Note D.

(13)	Cindy Fukunaga is the wife of Gen Fukunaga, the President of FUNimation, and, as such, Mr. Fukunaga may be deemed to have beneficial ownership over shares held by Mrs. Fukugana. See also Note C.

(14)	All 10,526 shares were acquired pursuant to the 2003 PIPE.

(15)	Gruber & McBaine Capital Management is the Investment Advisor of Gruber & McBaine International and the general partner of Lagunitas Partners, L.P. and consequently has voting control and investment discretion over the securities held by Gruber & McBaine International and Lagunitas Partners, L.P. Gruber & McBaine Capital Management is managed by Jon D. Gruber and J. Patterson McBaine. Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber and J. Patterson McBaine disclaim beneficial ownership of shares held by each other.

(16)	100,000 shares were acquired pursuant to the 2006 PIPE and 21,053 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 121,053 shares. See also Notes A and D.

(17)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the Investment Manager of HMMI Investments, L.P. and, as such, may exercise voting and dispositive power over shares held by HMMI Investments, L.P. See also Note D.

(18)	Joshua Silverman, the managing member of Iroquois Master Fund, Ltd., may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Iroquois Master Fund, Ltd. Mr. Silverman disclaims beneficial ownership over the shares held by Iroquois Master Fund, Ltd. See also Note D.

(19)	300,000 shares were acquired pursuant to the 2006 PIPE and 63,158 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 363,158 shares. See also Notes A and D.

(20)	50,000 shares were acquired pursuant to the 2006 PIPE and 10,526 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 60,526 shares. See also Notes A and D.

(21)	100,000 shares were acquired by Merrill Lynch as custodian FBO Jeffrey A. Sowada IRA pursuant to the 2006 PIPE. Jeffrey A. Sowada, the investment manager and general partner of WBL Limited Partnership, may be deemed to have investment discretion and voting power over the 19,079 shares of Navarre stock held by WBL Limited Partnership, which were acquired pursuant to the 2003 PIPE. See also Notes A, D and 34.

(22)	Millennium Management, L.L.C., a Delaware limited liability company is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P. Millennium Partners, L.P. is affiliated with one or more registered broker-dealers. See also Note D.

(23)	Paul J. Solit, President of Potomac Capital Management, Inc., the investment manager of Pleiades Investment Partners-R, LP, may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Pleiades Investment Partners-R, LP. Pleiades Investment Partners-R, LP is affiliated with one or more registered broker-dealers. See also Note D.

(24)	Paul J. Solit, President of Potomac Capital Management, Inc., the investment manager of Potomac Capital International, Ltd. may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Potomac Capital International, Ltd. See also Note D.

(25)	All 37,500 shares were acquired pursuant to the 2003 PIPE.

(26)	Michael A. Roth and Brian J. Stark have voting and dispositive power over all of the shares held by SF Capital Partners Ltd. SF Capital Partners Ltd. is affiliated with one or more registered broker-dealers. 1,428,571 shares were acquired pursuant to the 2006 PIPE and 21,343 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 1,449,914 shares. See also Notes A and D.

(27)	Steven R. Becker is a member of BC Advisors, L.L.C., the general partner of SRB Management, L.P., the general partner of SRB Greenway Capital, L.P. and, as such, may exercise voting and dispositive power over shares held by SRB Greenway Capital, L.P. See also Note D.

(28)	Steven R. Becker is a member of BC Advisors, L.L.C., the general partner of SRB Management, L.P., the general partner of SRB Greenway Capital (QP), L.P. and, as such, may exercise voting and dispositive power over shares held by SRB Greenway Capital (QP), L.P. See also Note D.

(29)	The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Tracer Capital Management L.P. for each of Tracer Capital Partners L.P., Tracer Capital Partners QP L.P. and Tracer Capital Offshore Fund L.P. Riley McCormack and Matt Hastings, as the sole limited partners of Tracer Capital Management L.P. and the sole managing members of TCM and Company, LLC, the general partner of Tracer Capital Management L.P., control Tracer Capital Management L.P. See also Note D.

(30)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the general partner of Walker Smith Capital, L.P. and, as such, may exercise voting and dispositive power over shares held by Walker Smith Capital, L.P. See also Note D.

(31)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., agent and attorney-in-fact for Walker Smith International Fund, Ltd. and, as such, may exercise voting and dispositive power over shares held by Walker Smith International Fund, Ltd. See also Note D.

(32)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the general partner of Walker Smith Capital (QP), L.P. and, as such, may exercise voting and dispositive power over shares held by Walker Smith Capital (QP), L.P. See also Note D.

(33)	All 18,648 shares were acquired by Barry Watson exercising certain registration rights granted in connection with the FUNimation acquisition. See also Note C.

(34)	18,421 shares were acquired by Wedbush Morgan Securities as Custodian FBO Jeffrey A. Sowada IRA pursuant to the 2003 PIPE. See also Notes A and 21.

(35)	Andrew Redleaf, the managing member of Whitebox Intermarket Advisors, LLC, the general partner of Whitebox Intermarket Partners, LP may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Whitebox Intermarket Partners, LP. Whitebox Intermarket Partners, LP and Mr. Redleaf disclaim beneficial ownership of shares held by each other. See also Note D.

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus.

Upon the Company being notified in writing by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Shareholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Shareholder and/or the purchasers. Each Selling Shareholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Shareholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the Selling Shareholders use this prospectus for any sale of the Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

The following summary description of our capital stock is based on the provisions of the Minnesota Business Corporation Act and our articles of incorporation, as amended, and bylaws. This description does not purport to be complete and is qualified in its entirety by reference to the terms of the articles of incorporation and bylaws. See “Where You Can Find More Information.”

Our authorized capital stock consists of 110,000,000 shares no par value per share, of which 100,000,000 shares have been designated as common stock and 10,000,000 shares have been designated as preferred stock. As of December 18, 2006, we had 35,881,695 shares of our common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Each shareholder of record of our common stock is entitled to one vote for each share held on every matter properly submitted to the shareholders for their vote. Holders of our common stock do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled ratably to any dividend declared by the board of directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no redemption or conversion rights, no sinking fund provisions and no preemptive right to subscribe for or purchase additional shares of any class of our capital stock. The outstanding shares of our common stock are fully paid and nonassessable, and any shares of common stock issued in an offering pursuant to this prospectus and any shares of common stock issuable upon the exercise of common stock warrants or conversion or exchange of debt securities which are convertible into or exchangeable for our common stock, or in connection with the obligations of a holder of stock purchase contracts to purchase our common stock, when issued in accordance with their terms will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

This section describes the general terms and provisions of our preferred stock. We will file a copy of the certificate of designation that contains the terms of each new series of preferred stock with the SEC each time we issue a new series of preferred stock. Each certificate of designation will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable certificate of designation as well as our certificate of incorporation before deciding to buy shares of our preferred stock as described in the applicable prospectus supplement.

Our board of directors has been authorized to provide for the issuance of up to 10,000,000 shares of our preferred stock in multiple series without the approval of shareholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms, among others:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether interests in the shares of preferred stock will be represented by depositary shares;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, priorities, preferences, restrictions or limitations of such series.

Holders of shares of preferred stock will be subordinate to the rights of our general creditors. Shares of our preferred stock that we issue in accordance with their terms will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.

Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing, among other rights and preferences, class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our shareholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Warrants

In December 2003, we completed a private placement to institutional and other accredited investors of 2,631,547 shares of common stock and 657,887 shares of common stock issuable upon exercise of warrants (the “2003 PIPE”). We sold the securities for $4.75 per share for total proceeds of approximately $12,500,000. The net proceeds were used to discharge our approximate $6.6 million debt to Hilco Capital, LP incurred in connection with the BCI acquisition and the remainder was made available for, among other things, general working capital needs. We forced exercise of warrants in the last quarter of fiscal 2005 resulting in net proceeds to the Company of $3.8 million. Any exercised but unsold warrant shares and any other shares of common stock remaining unsold from the 2003 PIPE are being registered as part of this registration statement.

In connection with the private placement we completed in March 2006, we issued to accredited investors of 5,699,998 shares of common stock and 1,596,001 shares of common stock issuable upon exercise of warrants. We sold the shares for $3.50 per share for total proceeds of approximately $19,950,000 and net proceeds of approximately $18,500,000. We used the net proceeds, along with certain cash reserves, to discharge our approximate $25.0 million Term Loan C sub-facility incurred in connection with the FUNimation acquisition.

The warrants issued to investors in connection with the March 2006 private placement were five-year warrants exercisable at any time after the sixth month anniversary of the date of issuance at $5.00 per share. The warrants contain customary anti-dilution provisions and a cashless exercise provision that is applicable only if a registration statement permitting sale of the underlying shares is not then available. In addition, under the terms of such warrants, we are able to require cash exercise of these warrants at any time after March 21, 2006 if the volume weighted average price of our stock exceeds $8.50 per share for 30 consecutive trading days. To the extent all of the warrants to purchase the 1,596,001 shares of common stock covered by this prospectus are exercised for cash, we would receive approximately $7.98 million in the aggregate from such exercises.

Registration Rights

On March 14, 2005, we entered into a stock purchase agreement with Michael Bell, which agreement was amended on March 31, 2005, pursuant to which we purchased his 20% equity interest in Encore on such date and terminated the stock buy and sell agreement described above. See “Bell Employment Agreement” and “Repurchase of Encore Shares from Michael Bell.” As a result of this transaction, we own 100% of Encore. The purchase price was $3.4 million in cash and 300,000 newly-issued shares of our Common Stock for which the Company recorded $5.8 million in compensation expense in fiscal year 2005.

Under the stock purchase agreement, the shares issued to Mr. Bell may not be sold, assigned, exchanged, transferred or otherwise disposed of until March 14, 2007; provided that up to 100,000 shares may be transferred each year after receipt. We also granted to Mr. Bell customary “piggyback” registration rights and a one-time demand registration right for the shares received under the stock purchase agreement. Those shares are being registered as part of this registration statement.

At the closing of the FUNimation acquisition, we entered into a registration rights agreement with the FUNimation sellers. The registration rights agreement provides the holders of Navarre’s common stock issued in connection with the FUNimation acquisition with one demand registration right and customary piggyback registration rights. The demand right is exercisable within two years of the closing date of the acquisition, May 11, 2005, and the registration is required to include at least 50% percent of the shares issued to the FUNimation sellers in the acquisition. Furthermore, a demand registration will only be permissible if we are eligible to use a registration statement on Form S-3.

Any such registration statement is required to be kept effective for a period of one year, and we are obligated to pay all expenses of any registration other than underwriting discounts and commissions. The registration rights agreement provides that a demand request is not effective if it occurs within 60 days prior to the estimated date of filing of, and ending on a date that is 90 days following the effective date of, a Company-initiated registration statement. Furthermore, the FUNimation sellers have agreed to not sell any of the shares received in the FUNimation acquisition without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to any Company offering seeking to raise in excess of $10,000,000 in gross proceeds and ending on the date agreed by the Company and the managing underwriter, but not to exceed 90 days.

The registration rights granted to the FUNimation sellers will terminate two years after the date of the registration rights agreement or such earlier time at which all the shares of common stock held by a FUNimation seller can be sold in any three month period without registration in compliance with Rule 144 of the Securities Act. The 1,827,486 shares subject to the registration rights agreement are being registered as part of this registration statement.

We also granted registration rights for the shares and shares obtainable upon exercise of warrants issued in the 2003 PIPE and the March 2006 private placement.

The registration rights agreement related to our March 2006 private placement requires us to, among other things, register the shares and shares obtainable upon exercise of the warrants issued within 150 days of the placement closing date and to keep such registration effective until the earlier of five years after the effective date of such registration or the date the shares may be sold under Rule 144(k). In the event the registration does not occur by the 150th day or ceases to be effective for more than an aggregate of 20 trading days (a “Registration Default”), then in addition to any other rights the any of the holders may have, we would be obligated to pay each holder a monthly amount equal to 1.0% of the aggregate investment amount paid by the holder until the Registration Default is cured. The damages payable under this provision apply pro-rata for any portion of a month in which the Registration Default occurs and the total amount of all liquidated damages payable by us for all Registration Defaults is capped at an aggregate of 9% of the aggregate investment amount paid by the holders in the 2006 private placement.

The 7,547,605 shares issued or obtainable solely in connection with the 2003 PIPE and the March 2006 private placement and included in this registration statement were included as a result of these registration rights. The 7,547,605 2003 PIPE and 2006 PIPE shares together with the 300,000 Michael Bell shares and 1,827,486 FUNimation shares total the 9,675,091 shares being registered hereby.

Anti-Takeover Effects of Certain Provisions of Minnesota Law

Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date.

Indemnification of Certain Persons

Minnesota law and our articles of incorporation and bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Limitations on Director Liability

Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Special Provisions of Articles of Incorporation

Our articles of incorporation divides our board of directors into three classes of directors serving staggered, three-year terms. Vacancies, and newly-created directorships resulting from any increase in the size of our board, must be filled by our board, even if the directors then on the board do not constitute a quorum or only one director is left in office. These provisions, together with the provisions of the Minnesota Business Corporation Act, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our shareholders might benefit from such a change in control or offer.

Transfer Agent and Registrar

Wells Fargo Shareowner Services serves as the registrar and transfer agent for the common stock.

Listing

Our common stock is quoted on The NASDAQ Global Market under the symbol “NAVR.”

LEGAL MATTERS

The validity of the common stock offered hereby will be passed on for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota. Such legal advice is solely for our benefit and not for any shareholder or prospective investor.

EXPERTS

The consolidated financial statements and schedule of Navarre Corporation at March 31, 2006 and 2005 and for each of the two years in the period ended March 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006, incorporated by reference into this prospectus and registration statement have been audited by Grant Thornton LLP, an independent registered accounting firm, as set forth in their reports thereon incorporated by reference therein, and incorporated herein by reference. The consolidated financial statements and schedule of Navarre Corporation for the year ended March 31, 2004, incorporated by reference into this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered accounting firm, as set forth in their report thereon incorporated by reference therein, and incorporated herein by reference. The consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Members of the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database system. Copies of this registration statement and its exhibits, as well as our annual reports, quarterly reports, proxy statements and other filings, may be examined without charge via the EDGAR database. The internet address of the EDGAR database is http://www.sec.gov.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this prospectus.

Requests for such documents should be addressed in writing or by telephone to: Ryan F. Urness, General Counsel, Navarre Corporation, 7400 49th Avenue South, New Hope, Minnesota 55428, Telephone: (763) 835-8333.

INCORPORATION BY REFERENCE

We have filed the following documents with the SEC (SEC File No. 0-22982), which are incorporated herein by reference:

(a) The Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006;

(b) The Company’s Definitive Proxy Statement on Schedule 14A filed July 28, 2006;

(c) The Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006;

(d) The Company’s Current Reports on Form 8-K filed April 4, June 1, June 22, July 28, August 1, August 15, October 10 and October 31, 2006; and

(e) The description of the Common Stock as set forth in the Company’s Registration Statement on Form 8-A dated November 1993 including any amendments or reports for the purpose of updating such information.

All documents filed after the date hereof by the Registrant with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, excluding those filings made under items 2.02 or 7.01 of Form 8-K, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from their respective dates of filing until the information contained in such documents is superseded or updated by any subsequently filed document which is incorporated by reference into this registration statement.